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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)
                    Under the Securities Exchange Act of 1934
       INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a)
                AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                                AMENDMENT NO. 2
                                TO SCHEDULE 13G

                       STEINWAY MUSICAL INSTRUMENTS, INC.
                                (Name of Issuer)

                    Ordinary Common Stock, $0.001 par value
                         (Title of Class of Securities)

                                  858495 10 4
                                 (Cusip Number)


                               Kathleen E. Shannon
                          Vice President and Secretary
                       American International Group, Inc.
                                 70 Pine Street
                            New York, New York 10270
                                 (212) 770-5123
                       (Name, Address and Telephone Number
                         of Person Authorized to Receive
                           Notices and Communications)


                               February 10, 1999
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [X].

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.
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                                  SCHEDULE 13D

CUSIP No. 866 930 10 0


1.       Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

               AMERICAN INTERNATIONAL GROUP, INC.
               IRS ID No. 13-2592361

2.       Check the Appropriate Box If a Member of a Group          (A) / /

3.       SEC Use Only                                              (B) / /

4.       Source of Funds
               OO

5. Check Box If Disclosure of Legal Proceedings Is Required Pursuant / / to Items 2(d) or (e)

6.       Citizenship or Place of Organization
               Incorporated in the State of Delaware



                Number of Shares         7.       Sole Voting Power
               Beneficially Owned
               By Each Reporting         8.       Shared Voting Power
                  Person with                           1,791,131 shares of
                                                        Common Stock

                                         9.       Sole Dispositive Power

                                         10.      Shared Dispositive Power
                                                        1,791,131 shares of
                                                        Common Stock


11.       Aggregate Amount Beneficially Owned by Each Reporting Person
                1,791,131 shares of Common Stock

12.       Check Box If the Aggregate Amount in Row (11) Excludes             / /
          Certain Shares



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13.       Percent of Class Represented by Amount in Row (11) 20.3% of the
                outstanding Common Stock

14.       Type of Reporting Person
                HC, CO





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                                  SCHEDULE 13D

CUSIP No. 866 930 10 0


1.       Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

               SUNAMERICA INC.
               IRS ID No. 95-4715639

2.       Check the Appropriate Box If a Member of a Group          (A)       / /

3.       SEC Use Only                                              (B)       / /

4.       Source of Funds
               WC, OO

5. Check Box If Disclosure of Legal Proceedings Is Required Pursuant / / to Items 2(d) or (e)

6.       Citizenship or Place of Organization
               Incorporated in the State of Delaware

               Number of Shares         7.       Sole Voting Power
              Beneficially Owned
               By Each Reporting
                  Person with
                                        8.       Shared Voting Power
                                                     1,791,131 shares of Common
                                                     Stock

                                        9.        Sole Dispositive Power

                                        10.       Shared Dispositive Power
                                                     1,791,131 shares of Common
                                                     Stock

11.      Aggregate Amount Beneficially Owned by Each Reporting Person
               1,791,131 shares of Common Stock

12.      Check Box If the Aggregate Amount in Row (11) Excludes              / /
         Certain Shares

13.      Percent of Class Represented by Amount in Row (11)
         20.3% of the outstanding Common Stock

14.      Type of Reporting Person
               HC, CO




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



                                  SCHEDULE 13D

CUSIP No. 866 930 10 0


1.       Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

               SUNAMERICA LIFE INSURANCE COMPANY
               IRS ID No. 52-0502540

2.       Check the Appropriate Box If a Member of a Group          (A)       / /

3.       SEC Use Only                                              (B)       / /

4.       Source of Funds
               WC

5. Check Box If Disclosure of Legal Proceedings Is Required Pursuant / / to Items 2(d) or (e)

6.       Citizenship or Place of Organization
               Incorporated in the State of Arizona

               Number of Shares         7.        Sole Voting Power
              Beneficially Owned
               By Each Reporting
                  Person with
                                        8.        Shared Voting Power
                                                       1,553,331 shares
                                                       of Common Stock

                                        9.        Sole Dispositive Power

                                        10.       Shared Dispositive Power
                                                       1,553,331 shares
                                                       of Common Stock

11.      Aggregate Amount Beneficially Owned by Each Reporting Person
               1,553,331 shares of Common Stock

12.      Check Box If the Aggregate Amount in Row (11) Excludes              / /
         Certain Shares

13.      Percent of Class Represented by Amount in Row (11)
         17.6% of the outstanding Common Stock

14.      Type of Reporting Person
               IC, CO




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



ITEM 1. SECURITY AND ISSUER.

            This Amendment No. 2 ("Amendment No. 2") amends and supplements the Statement on Schedule 13G dated February 13, 1997, as amended and supplemented by Amendment No. 1 to Schedule 13G dated June 25, 1998 ("Schedule 13G") previously filed by Ell Broad ("Broad") and SunAmerica Inc., a Maryland corporation ("Old SunAmerica"), relating to the Ordinary Common Stock, $0.001 par value ("Common Stock"), of Steinway Musical Instruments, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 600 Industrial Parkway, Elkhart, Indiana 46516.

ITEM 2. IDENTITY AND BACKGROUND.

            (a)-(c) and (f) This statement is filed by American International Group, Inc., a Delaware corporation ("AIG"), on behalf of itself, its wholly-owned subsidiary, SunAmerica Inc., a Delaware corporation ("SunAmerica"), and its wholly-owned subsidiary, SunAmerica Life Insurance Company, an Arizona corporation ("SALIC"). On January 1, 1999, Old SunAmerica was merged with and into AIG, with AIG being the surviving corporation and thereby acquiring all the outstanding shares of SunAmerica, which in turn owns all of the outstanding shares of SALIC. AIG is filing this Amendment No. 2 as successor in interest to Old SunAmerica. Broad was the beneficial owner of more than five percent of the voting securities of Old SunAmerica, but he is the beneficial owner of less than five percent of the voting securities of AIG. This Amendment No. 2 therefore amends the Schedule 13G to delete Broad as a filing person. The principal executive offices of AIG are located at 70 Pine Street, New York, New York 10270, and the principal executive offices of SunAmerica and SALIC are located at 1 SunAmerica Center, Century City, Los Angeles, California 90067. AIG is a holding company which, through its subsidiaries, is primarily engaged in a broad range of insurance and insurance-related activities and financial services in the United States and abroad. AIG's primary activities include both general and life insurance operations.

            Starr International Company, Inc., a private holding company organized under the laws of Panama ("SICO"), The Starr Foundation, a New York not-for-profit corporation ("Starr Foundation"), and C.V. Starr & Co., Inc., a Delaware corporation ("Starr"), have the right to vote approximately 13.6%, 2.9% and 2.0%, respectively, of the outstanding common stock of AIG. The principal executive offices of SICO are located at 29 Richmond Road, American International Building, Pembroke HM08 Bermuda. The principal executive offices


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of each of Starr Foundation and Starr are located at 70 Pine Street, New York,
New York 10270.

            The names of the directors and executive officers ("Covered Persons") of AIG, SunAmerica, SALIC, SICO, Starr Foundation and Starr, their business addresses and principal occupations are set forth in Exhibit D attached hereto, which is incorporated herein by reference in its entirety. The business address indicated for each Covered Person is also the address of the principal employer for such Covered Person. Each of the Covered Persons is a citizen of the United States, except for Messrs. Johnson, Manton, Sullivan and Tse, who are British subjects, and Mr. Cohen, who is a Canadian subject.

            (d) and (e) During the last five years, none of AIG, SunAmerica, SALIC, SICO, Starr Foundation or Starr, or any of the Covered Persons, has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violations with respect to such laws.


ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

            During the period from June 25, 1998 through February 10, 1999, Old SunAmerica and SunAmerica purchased 137,800 additional shares of Common Stock for an aggregate purchase price of $3,378,762. Old SunAmerica and SunAmerica used their available working capital to purchase the shares of Common Stock.



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ITEM 4. PURPOSE OF TRANSACTION.

            The purpose of the acquisition of Common Stock, as described in Item 5 below, was investment. Subject to applicable legal requirements, SunAmerica and SALIC may purchase additional shares of Common Stock from time to time or may dispose of all or a portion of their shares of Common Stock. SunAmerica and SALIC intend to consider and review various factors on a continuous basis, including without limitation the Company's financial condition, business and prospects, other developments concerning the Company, the price and availability of shares of Common Stock, other investment and business opportunities available to SunAmerica and SALIC, developments with respect to the business of SunAmerica and SALIC, and general economic, money or stock market conditions in managing their investments in the Common Stock.

            Except as set forth above, AIG, SunAmerica and SALIC do not have any present plans or proposals which relate to, or could result in, any of the matters referred to in Paragraphs (b) through (j) of this Item 4. AIG, SunAmerica and SALIC may, at any time and from time to time, review or reconsider their position and formulate plans or proposals with respect thereto, but have no present intentions of doing so.


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ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

            (a) and (b) The information required by these paragraphs is set forth in Items 7 through 11 and 13 of each of the cover pages of this Amendment No. 2 and is based upon information


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contained in the Report on Form 10-Q of the Company for the quarterly period ending September 30, 1998 (8,828,972 shares of Common Stock outstanding) as of October 30, 1998).

            (c) Since June 25, 1998, Old SunAmerica acquired 97,400 shares and SunAmerica acquired 40,400 shares of Common Stock in open market transactions effected on the New York Stock Exchange at prices ranging from $17.1431 to $29.9167 as follows:

Date                 Shares            Price
----                 ------            -----
June 25, 1998        19,000           $29.7237
July 27, 1998         3,300            29.9167
July 28, 1998        45,500            29.8750
October 12, 1998     20,000            17.1431
October 13, 1998      9,600            17.4180
February 10, 1999    40,400            20.9381

         AIG, SunAmerica, SALIC, SICO, and Starr, and, to the best of AIG's, SunAmerica's and SALIC's knowledge, the Covered Persons, have not engaged in any transactions in Common Stock within the past 60 days other than those transactions described above.

            (d) Not applicable.

            (e) Broad ceased to be deemed the beneficial owner of more than five percent of the Common Stock as of January 1, 1999.


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ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER.

            Peter McMillan, the Chief Investment Officer of a subsidiary of SunAmerica, who has overall investment management responsibility for the major asset classes in the portfolios of SunAmerica and SALIC, serves as a director of the Company. Other than such directorship, neither AIG nor, to the best of AIG's knowledge, any of SunAmerica, SALIC, SICO, Starr Foundation or Starr nor any of the Covered Persons, has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Company, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.



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ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

                (a) Agreement of Joint Filing by and between American International Group, Inc., SunAmerica Inc. and SunAmerica Life Insurance Company dated as of February 16, 1999.

                (b) List of Directors and Executive Officers of American International Group, Inc., SunAmerica Inc., SunAmerica Life Insurance Company, Starr International Company, Inc., The Starr Foundation and C.V. Starr & Co., Inc.





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                After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:          February 16, 1999


                                            AMERICAN INTERNATIONAL GROUP, INC.


                                            BY: /s/ Kathleen E. Shannon
                                               _______________________________
                                                  Kathleen E. Shannon
                                                  Vice President and Secretary


                                            SUNAMERICA INC.


                                            BY: /s/ Jay S. Wintrob
                                               _______________________________
                                                  Jay S. Wintrob
                                                  Vice Chairman


                                            SUNAMERICA LIFE INSURANCE COMPANY




                                            By /s/ Jay S. Wintrob
                                               _______________________________
                                                  Jay S. Wintrob
                                                  Executive Vice President





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                                  EXHIBIT INDEX




Exhibit                     Description

A Agreement of Joint Filing by and between American International Group, Inc., SunAmerica Inc. and SunAmerica Life Insurance Company dated as of February 16, 1999.

B List of Directors and Executive Officers of American International Group, Inc., SunAmerica Inc., SunAmerica Life Insurance Company, Starr International Company, Inc., The Starr Foundation and C.V. Starr & Co., Inc.







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